Exhibit 99.(e)(1)

Minister’s Executive Summary

Minister’s Statement

A strong future is the main focus of this Government

The Government’s economic goal is to deliver sustainable and balanced economic development that results in more jobs, lower unemployment, higher real incomes and a more equal distribution of wealth.  In our eight previous Budgets, we have looked through economic cycles and made decisions to enhance both the long-term prosperity of New Zealanders and to promote stability in our economy.

Budget 2008 is delivered at a challenging time for the world economy

In 2008, New Zealand’s economy has begun to feel the effects of a challenging global environment.  Global increases in commodity prices have seen the cost of food and petrol increase significantly here at home.  Internationally, there are fears that these increases could impoverish tens of millions of people in developing countries.

The continued fallout from the subprime mortgage crisis in the United States and the resulting global credit crunch have led to higher mortgage rates and a weakening of the housing market domestically, squeezing the budgets of existing homeowners and reducing household spending and investment growth.  The weakness of the United States Dollar has been an important driver of a very strong New Zealand Dollar, making life difficult for some exporters.  Adding to this, farmers are battling drought in a number of regions and GDP growth will slow as a result.

While these challenges are not of New Zealand’s making, they are affecting New Zealanders today.  And while the New Zealand Government cannot single-handedly bring down food and petrol prices or end the credit crunch, we have a responsibility to manage our way through these difficulties while protecting families from the harsh edges of any downturn.

The New Zealand economy and fiscal position are strong and well placed to deal with these challenges

These challenges are significant, but the New Zealand economy faces them from a position of remarkable – if not unprecedented – strength.

We have enjoyed the longest period of economic expansion since the end of World War II.

Since 1999 our growth has been stronger than that of our key trading partners, including Australia, the United States, the United Kingdom and the Euro area.  Unemployment has remained below 4% for nearly four years.  Gross debt has been reduced to less than
20% of GDP, which is this Government’s long-term target.

Household incomes are up 25 per cent in real terms since 2000 as a result of strong employment growth and high wage growth.

Fairness and strength underpin Budget 2008

The combined effect of this strength on the one hand, and significant challenge on the other, means that there are conflicting and divergent pressures on the economy, and the workers and businesses that drive its success.

Families will know that they are wealthier in real terms than they were eight years ago, but they will be rightly concerned that it has become harder lately to make ends meet.  Businesses will know that they are in a much more secure position than they were at the turn of the century, but they have reason to feel uneasy with unfolding global market developments.

Budget 2008 then is delivered at a time of some challenge and of considerable uncertainty.  But it is also delivered from a position of strength, by a Government that has managed the public purse responsibly and that did not squander resources in times of greater optimism.  It is delivered by a Government that can deliver relief for workers coping with rising living costs without driving the public accounts deep into debt or slashing public services.  It is delivered by a Government that does not intend to mislead New Zealanders by suggesting that one-off changes to tax on essential items can relieve long-term living cost pressures.

And it is delivered by a Government whose focus continues to be on delivering fairness for all New Zealanders and planning for the strong, sustainable future we all deserve.

Personal tax cuts are a centrepiece of Budget 2008

From 2004, increased fiscal headroom meant the Government was able to deliver growth dividends to New Zealanders (Working for Families, interest free student loans, KiwiSaver, etc).  But we continued our cautious fiscal stance both as a buffer against possible future economic shocks and because, with the domestic economy running close to capacity, too great a spending stimulus could also have placed undue pressure on monetary conditions.

The Government is already delivering tax cuts that by 2012 will amount to over $4.6 billion a year (excluding Working for Families indexation) – to businesses, savers, and particularly, to families with children.  The Government has been clear that tax relief in these areas and a major reinvestment in public services and infrastructure were its priorities in office.

But after eight Budgets of substantial investments and substantial tax relief, the Government’s responsible fiscal management means that personal tax cuts can be the next step in the Government’s programme.

These tax cuts will be a dividend for the workers who have driven New Zealand’s longest post-war economic expansion and will hopefully offer some relief to households as they cope with stretched budgets.  They represent a fair deal for New Zealanders.

The tax cuts will see a new low rate of 12.5% for workers on modest incomes and a lifting of tax thresholds for workers on middle and higher incomes.  All workers will benefit from these tax cuts.  They are not only the Government’s next steps in delivering tax relief, but are also our next steps in making our economy fairer as we work to make it stronger.

The tax cut programme is also central to this Government’s responsible economic management.  We recognise that relief is important, but we know that putting further pressure on interest rates in the form of irresponsibly large tax cuts will only lead to even tighter household budgets.  The tax package in this Budget has been designed not to exacerbate inflationary pressures, is consistent with the Government’s long-term debt target and will not be funded by cutting back on public services and support.

Tax cuts are delivered alongside other important initiatives

In addition to a significant tax package, we have also continued to invest in initiatives within the Government’s three broad themes – Economic Transformation, Families – Young and Old and National Identity.  This is a Government that has a plan for the future of our economy and society, and we are serious about the challenges we face.

We are focused on making investments that will create a continually stronger economy and deliver greater prosperity for New Zealanders into the future.

In previous Budgets, we have focused on the drivers of productivity such as investment, innovation and skills through initiatives such as KiwiSaver, Business Tax Reform, R&D tax credits and tertiary reforms.

In Budget 2008, these steps are significantly advanced with major new investments in innovation, skills, infrastructure and international connections.  This includes the largest ever public investment in a competitive, faster broadband network, a major investment in improving the literacy and numeracy skills of New Zealand’s workforce, and the $700 million New Zealand Fast Forward Fund to make our pastoral and food industries the most innovative and sustainable in the world.

Our historic reinvestments in services and support for New Zealanders continue this year as well: $446 million will be invested for social service NGOs through the new sustainable funding path; an extra $750 million per annum for the health sector; bolstering the justice sector with extra police and capacity in courts and prisons; and major investments in education for extra, better-paid teachers and more resources for schools.

In National Identity we will roll out major investments for our Defence Force and celebrate arts and culture and protect our unique investments in Radio New Zealand, Te Papa and the Historic Places Trust.

Main Spending and Revenue
Decisions in Budget 2008(1)

Budget 2008 delivers a meaningful reduction in tax for all New Zealanders.  It will return a dividend of $10.6 billion to hard-working New Zealanders over the next four years, making it the largest single initiative of this Government. This step is possible as a result of our responsible fiscal management over the past eight years.

This Budget also makes significant investments in building fast and affordable broadband, boosting research in the pastoral and food industries and giving non-government organisations more secure long-term funding.

Personal Tax Cut

$10.6 billion over four years will return a dividend to New Zealanders by:

•             reducing the lowest personal tax rate to 12.5%

•             increase the 21% threshold by $10,500 to $20,000

•             increasing the 33% threshold by $4,500 to $42,500

•             increasing the 39% threshold by $20,000 to $80,000.

Economic Transformation

•             $700 million capital for the New Zealand Fast Forward Fund to boost innovation in pastoral and food industries.

•             $690 million capital in 2007/08 for the purchase of Toll New Zealand’s rail business.

•             $325 million in Budget 2008 as part of more than $500 million to facilitate high speed broadband in urban areas and extend the reach of broadband into under-served regions.

National Identity

•             $276.4 million to develop defence capability.

•             $165.2 million to strengthen New Zealand’s presence in the international community.

•             $124.4 million to develop our arts and culture and preserve our unique heritage.

Families – Young and Old

•             Extra $3 billion to improve health and wellbeing of New Zealanders.

•             $182 million to invest in more teachers and $180 million for more police.

•             $446.5 million for community organisations.

(1)     All figures are four-year operating totals (2008/09 to 2011/12) unless otherwise stated.  The Personal Tax Cuts represent the increase in taxpayers’ disposable income.

Business Tax Reform

•             As announced last year, Budget 2008 funds $4.5 billion of Business Tax Reform that enables New Zealand business to grow and compete in a global economy, including reducing the company tax rate from 33% to 30%.

Overview of New Expenditure

Budget 2008 commits:

•             $4.8 billion in 2008/09, rising to $7.0 billion in 2011/12 in operating spending and revenue initiatives, and

•             $1.9 billion in new capital spending between 2008/09 and 2011/12.

New operating spending and revenue commitments in Budget 2008

$ millions, GST exclusive	2007/08	2008/09	2009/10	2010/11	2011/12	4 yr total
Economic Transformation	168.5	366.4	326.5	317.7	319.5	1,330.2
Families - Young and Old	(1.3)	1,170.9	1,225.8	1,268.8	1,318.8	4,984.2
National Identity	(60.0)	228.4	166.4	176.1	183.9	754.9
Other	49.7	71.9	72.8	77.5	74.9	297.2
Business Tax Reform	—	1,056.3	1,135.4	1,129.5	1,129.5	4,450.7
Personal Tax Cuts	—	1,515.0	2,274.0	3,061.0	3,759.0	10,609.0
Earlier Working for Families Indexation	—	99.0	16.0	—	—	115.0
Between Budget Contingency	—	244.2	199.8	205.1	186.6	835.8
Total Budget 2008 Operating	156.9	4,752.2	5,416.8	6,235.7	6,972.3	23,377.0

New capital commitments in Budget 2008

$ millions, GST exclusive	2007/08	2008/09	2009/10	2010/11	2011/12	4 yr total
Economic Transformation	748.5	814.0	67.9	52.0	14.1	948.1
Families - Young and Old	3.7	143.0	187.7	10.5	37.6	378.8
National Identity	3.8	21.7	63.3	49.8	10.9	145.7
Other	64.8	19.5	67.5	41.6	—	128.5
Between Budget Contingency	(7.0)	168.0	110.5	31.8	—	310.2
Total Budget 2008 Capital	813.8	1,166.1	496.8	185.7	62.7	1,911.3

Figure 1 –	New operating spending
(% over four years)

Source: The Treasury

Figure 2 –	New capital spending
(% over four years)

Source: The Treasury

Personal Tax Cuts for All Workers

Personal tax cuts are the centrepiece of Budget 2008.  Our last eight Budgets have delivered major reinvestments in public services and infrastructure and substantial tax relief to business, savers and families with children.  Personal tax cuts are the next step in the Government’s programme.

Figure 3 – The Government’s recent tax initiatives

Source: The Treasury

These personal tax cuts will share the dividends of growth and offer some relief to households as they cope with stretched budgets due to recent cost increases.

From 1 April 2008, this Government delivered tax cuts that by 2012 will amount to over $4.6 billion – through Working for Families, KiwiSaver and Business Tax Reform.

While personal tax cuts deliver meaningful tax savings, they have been delivered while meeting the government’s four tests, specifically personal tax cuts:

•	will not lead to greater inequality in our society	☒

•	have been disigned not to exacerbate inflationary pressures in the enconmy	☒

•	will not require borrowing to fund them	☒

•	will not require cuts to public servies	☒

Budget 2008’s multi-year package of personal tax cuts will return a dividend of $10.6 billion to hard-working New Zealanders.  It will reduce taxes for all workers and New Zealand Superannuitants, so is fair to all New Zealanders.  Once fully implemented from 1 April 2011 these changes will:

•             Reduce the lowest rate of tax to 12.5%.

•             Increase the 21% threshold by $10,500 to $20,000.

•             Increase the 33% threshold by $4,500 to $42,500.

•             Increase the 39% threshold by $20,000 to $80,000.

	Tax rates and thresholds
Current	15%	21%	33%	39%
up to	$9,500	$38,000	$60,000	above $60,000
New	12.5%	21%	33%	39%
from 1 October 2008	$14,000	$40,000	$70,000	above $70,000
from 1 April 2010	$17,500	$40,000	$75,000	above $75,000
from 1 April 2011	$20,000	$42,500	$80,000	above $80,000

For example from 1 April 2011, an individual earning $40,000 p.a. pays 12.5% tax on the first $20,000 of income and 21% tax on the remaining $20,000.

The Government is also increasing Working for Families entitlements from 1 October 2008, bringing forward adjustments for inflation to the Family Tax Credit and income abatement threshold that were to occur from 1 April 2009.

$ millions, GST exclusive	2007/08	2008/09	2009/10	2010/11	2011/12	4 yr total
Phase 1 (1 October 2008)	—	1,515	2,101	2,150	2,161	7,927
Phase 2 (1 April 2010)	—	—	173	695	711	1,579
Phase 3 (1 April 2011)	—	—	—	216	887	1,103
Total Operating	—	1,515	2,274	3,061	3,759	10,609

Example: what will the tax cuts deliver for families?

The personal tax cuts are designed to deliver a meaningful reduction in tax for all taxpayers, while building on tax cuts that have already been delivered.  Consider the case of Meg and Jack:

•             Meg and Jack are both 35 years old and have two children, Chris (9) and Joanna (5).  Jack works full time earning $45,000 a year (approximately average wage) and Meg works three days a week earning $20,000 a year.  Between them, they pay income tax of $13,350 a year.

•             Meg and Jack benefit from Working for Families; they currently receive annual tax credits of $4348 (reducing their tax payments to $9,002).

•             From October 2008, personal tax cuts will mean that Meg and Jack pay  $28.46 less tax a week between them.  Once the personal tax cuts are fully implemented in April 2011, Meg and Jack will pay a total of $53.85 less tax per week or $2800 less a year.

•             Meg and Jack will also receive additional tax credits of $14.30 per week from October this year as result of the indexation of the Family Tax Credit and Working for Families abatement threshold.  Future indexation is also expected from 1 April 2011 which, based on current forecasts, would provide Meg and Jack additional tax credits of $16.40 per week.

•             Through personal tax cuts and additional Working for Families tax credits, Meg and Jack will benefit from new tax savings of up to $85 per week or $4397 per year.

Meg’s parents Betty and Rex retired a number of years ago and receive New Zealand Superannuation (NZS).  As a married couple Betty and Rex between them receive after tax payments of NZS of $879.60 per fortnight.  Betty and Rex pay tax of $177.88 each per fortnight on their NZS payments.

•             From 1 October Betty and Rex will receive an additional $45.88 per fortnight.  As a result of the tax changes Betty and Rex pay 26% less tax from 1 October this year.

•             These tax cuts do not replace the annual adjustments of NZS.  Rates of NZS will be increased again on 1 April 2009.  Although the final rates will depend on inflation and average wage figures which will not be available until early 2009, current estimates are that Betty and Rex could receive an additional $29.44 per fortnight between them from 1 April 2009.

•             This means by 1 April 2009 Betty and Rex could be $75.32 a fortnight better off.  This reflects an increase in income of around 8.6%.

•             Betty and Rex will continue to benefit from the tax package as it is rolled out on 1 April 2010 and 1 April 2011.  Actual increases to rates will depend on inflation and wage growth before now and then.

Families – Young and Old

Over eight Budgets, the Government has undertaken a major reinvestment in services and support for New Zealand families.  The floor of New Zealand Superannuation has been raised, Working for Families has lifted tens of thousands of children out of poverty and thousands more doctors, nurses, teachers and police are at work in our communities.  Household incomes are up 25% in real terms and tens of thousands of families no longer rely on benefits.

Budget 2008 continues this momentum, with significant new investments in health and education, greater support for tertiary students and a four-year funding package for community organisations.  The Budget continues our progress toward a society where all families enjoy the security and opportunity they need to succeed.

New funding in Budget 2008

Operating

$ millions, GST exclusive	2007/08	2008/09	2009/10	2010/11	2011/12	4 yr total
Health	—	750.0	750.0	750.0	750.0	3,000.0
Supporting a Sustainable NGO Social Services Sector	(23.3)	7.8	46.7	100.5	158.3	313.3
Education	(18.0)	252.9	288.6	283.3	279.7	1,104.5
Justice Sector	8.8	107.9	89.3	90.8	87.2	375.2
Housing	(0.3)	1.0	0.2	(0.5)	(0.2)	0.5
Support for Older New Zealanders	—	24.5	24.0	24.1	24.1	96.7
Other Families - Young and Old Initiatives	31.6	26.7	27.0	20.7	19.7	94.0
Total Operating	(1.3)	1,170.9	1,225.8	1,268.8	1,318.8	4,984.2

Capital

$ millions, GST exclusive	2007/08	2008/09	2009/10	2010/11	2011/12	4 yr total
Health	—	0.3	0.2	0.1	50.1	50.7
Education	—	73.3	10.5	17.6	6.8	108.2
Justice Sector	1.2	41.5	141.7	(16.5)	(9.3)	157.4
Housing	2.5	27.9	35.3	9.3	(10.0)	62.5
Total Capital	3.7	143.0	187.7	10.5	37.6	378.8

Health

Health represents one of our biggest investments in families in Budget 2008, with an extra $3 billion ($750 million per annum) to improve the health and wellbeing of New Zealanders.  The health package includes:

•             Increased health spending: The most significant health initiative is a $2 billion inflationary adjustment to boost District Health Boards (DHBs) spending, in line with the increased costs of goods and services.

•             District Health Boards: DHBs will also receive $172.3 million to improve the efficiency of their services, and progress towards their health targets.

•             Cervical cancer vaccine: $164.2 million over the next five years for Human Papillomavirus (HPV) vaccine, which protects women against cervical cancer.

•             More surgery: $160 million to provide more elective surgery and reduce waiting lists, including 5000 more life improving elective treatments next year and better access to primary care for 10,000 extra patients.

•             $60 million to build a better health workforce: $37.6 million to provide staff training, $10.4 million to extend the Pacific Provider Development Fund and $12 million to improve the capability of the Maori Nursing Workforce.

•             Oral health: $79 million to improve child and adolescent oral health services.

•             Healthy housing: $30 million to create healthier living environments to reduce the risks of infectious disease.

Supporting a Sustainable NGO Social Services Sector

The Government is providing $446.5 million over the next four years to improve our partnership with community-based social services to help deliver essential services to support children and families, including parenting and family violence programmes, and mentoring at-risk youth. Out of the $446.5 million, $133.1 million is funded through reprioritisation of existing baselines.

Education

The Government is committed to investing in the future of young New Zealanders by providing a world class education system.  Budget 2008 includes:

•             Reducing class sizes: $182 million in operating and $33.5 million in capital funding to reduce Year 1 class sizes to fulfil our 2005 manifesto commitment to reduce class sizes for new entrants to one teacher per 15 students.

•             Quality early childhood education: $63.6 million in operating to increase early childhood funding rates so that they reflect the cost increases faced by Early Childhood Education services.

•             Better pay for teachers: $1.8 billion over five years ($619.1 million in Budget 2008 and the remainder from Budget 2007 and Budget 2009) for teachers’ wage settlements and key collective agreements.

•             Investment in schools: A 5% increase to schools’ operational funding, costing $171.6 million over four years, plus $20.8 million in operating and $74.7 million in capital funding over the next three years to improve school facilities and build new schools.

Justice Sector

Budget 2008 will contribute to creating strong, safe and just communities for New Zealand families by investing in:

•             More police: $180 million in operating (of which $17.4 million is from the National Land Transport Fund) and $9.5 million capital funding for the third tranche of 1000 additional sworn and 250 non-sworn police.

•             Improving prisons: $216.3 million in capital and $35.6 million in operating for the replacement of Mt Eden Prison. Of this, $110.3 million in capital between 2009/10 and 2011/12 and $13.6 million in operating will be provided in Budget 2008.  Corrections will contribute the remaining $106 million capital and $22 million operating from its own funds.

•             More probation officers: 89 additional probation officers will be provided to manage offenders doing community-based sentences from $23.8 million capital and $67.9 million operating funding.

•             Independent Police Conduct Authority: $4.7 million operating to speed up cases at the Independent Police Conduct Authority.

•             Continuing and expanding Maori  Wardens: $14.9 million in operating (of which $6.8 million including 2007/08 is funded through reprioritisation in Vote Maori Affairs), and $2.3 million in capital funding, to ensure Maori  Wardens are sufficiently resourced and trained to make a difference in their communities.

Housing

This Government is committed to improving the quality and affordability of housing for New Zealanders.  Key initiatives in Budget 2008 include:

•             Better social housing in Wellington: $220 million over the next 10 to 15 years to upgrade Wellington City Council’s social housing (not included in the table above as payment timeframes are yet to be determined).

•             More affordable housing: $35 million in capital funding over the next two years ($9.4 million of which is expected to be repaid between 2010/11 and 2011/12) for a shared equity programme to help modest income earners buy houses.

•             Hobsonville: The first stage of a major housing development at Hobsonville will be funded from $37.8 million in capital funding (over three years) and $5.1 million in operating funding (over four years).   We anticipate that the development will generate net revenue of $4.7 million in 2011/12 from the sale of houses and land.  The development will be undertaken in five phases and will involve over 3,000 homes, one-third of which will be reserved for state housing or affordable housing.

Older New Zealanders

This Government is continuing our commitment to supporting older New Zealanders, with a range of packages in Budget 2008:

•             SuperGold Card: $72 million over four years to provide free off-peak travel for SuperGold Card holders on all forms of public transport and $18 million over four years to significantly increase the subsidy for hearing aids.

•             NZ Superannuation at 66%: the net married couple rate of NZ Superannuation continues to be maintained above 66% of the net average wage from 1 April 2008.

•             Superannuation portability: $6.7 million over four years to pay NZ Superannuation and the Veterans’ Pension overseas.

Economic Transformation

After nearly four years of unemployment sitting below 4%, dramatic investments in roading and public transportation and significant increases in wages and profits, the New Zealand economy in 2008 has opportunities that could not have been imagined at the start of this decade.

The Government’s vision is of an economy that is strong, fair and truly sustainable.  This year we continue our investments to transform our economy, with significant steps forward in funding for broadband, research and science, and to help our firms compete around the globe.  The Budget also seeks a major step forward in lifting productivity, so we can all get more out of our work, firms can grow sustainably and wages can rise still further.

New Funding in Budget 2008

Operating

$ millions, GST exclusive	2007/08	2008/09	2009/10	2010/11	2011/12	4 yr total
Innovation	—	48.5	43.2	59.9	68.7	220.3
Skills	4.3	120.9	212.5	277.0	291.5	901.8
Infrastructure	—	97.1	68.8	68.6	68.6	303.1
International Connections	—	32.3	53.6	47.9	47.1	180.9
Sustainability	8.6	32.1	22.7	24.0	33.1	112.0
Other Economic Transformation Initiatives	155.6	35.5	18.3	14.6	9.4	77.8
Less pre-commitments against future budgets	—	—	(92.6)	(174.3)	(198.9)	(465.8)
Total Operating	168.5	366.4	326.5	317.7	319.5	1,330.2

Capital

$ millions, GST exclusive	2007/08	2008/09	2009/10	2010/11	2011/12	4 yr total
Innovation	8.0	707.5	—	—	—	707.5
Skills	—	9.0	14.1	13.9	2.8	39.8
Infrastructure	732.2	62.1	27.7	24.3	5.3	119.4
International Connections	—	9.0	9.7	7.3	—	26.1
Sustainability	3.4	6.8	6.1	6.1	6.0	25.0
Other Economic Transformation Initiatives	5.0	19.6	10.3	0.4	—	30.3
Total Capital	748.5	814.0	67.9	52.0	14.1	948.1

Innovation

New Zealand needs to significantly lift productivity in order to build a high value, high wage economy to better compete globally.  The Budget 2008 Innovation package provides important investments in tertiary education, research, science and technology and economic development, including:

•             NZ Fast Forward Fund: New $700 million in capital for research, development and innovation to transform New Zealand’s food and pastoral industries through targeted investments and matching industry support.

•             Research and development: $205.4 million to boost New Zealand’s level of research, to improve business performance and international competitiveness.  This includes

$24 million to build new industries in high tech manufacturing, ICT, new materials and sophisticated engineering, and $64.5 million for research into sustainable primary production and renewable energy.

Skills

Budget 2008 focuses on creating a better workforce by boosting skills and qualifications, providing more support for students and investing more in tertiary education.  Initiatives in Budget 2008 include:

•             Skills package: $168 million in operating to lift literacy, language and numeracy skills of New Zealand workers to create a more educated, productive workforce.

•             Tertiary education: $591 million operating over five years and $15.5 million capital for universities and polytechnics. In addition, Budget 2008 provides $130.8 million operating over four years, plus $24.4 million capital, for a student support package.

Infrastructure

The Broadband package is designed to boost access to fast, affordable broadband so that New Zealand can better compete internationally.  Budget 2008 investments in transport infrastructure aim to improve the flow of goods and services, while also improving our environmental sustainability:

•             Broadband package: $325 million over five years (including 2012/13) plus $15 million capital funding to facilitate high speed broadband in urban areas, extend the reach of broadband into under-served regions and improve the resilience of New Zealand’s international connections.  This is part of a wider package of more than $500 million for broadband and digital related spending.

•             Rail: $690 million in capital funding in 2007/08 for the purchase of Toll New Zealand’s rail business.

•             Improve rail network: $28 million in operating to upgrade and maintain our rail network.  $65 million between 2007/08 and 2008/09 capital funding for ONTRACK to renew tracks and meet land release costs.

•             Transport infrastructure: $15 million in capital to boost aviation passenger safety and security infrastructure at airports, $33.5 million of capital to contribute towards the ten-year Canterbury Transport Regional Implementation Plan and $30 million of capital over three years for regional transport development initiatives in Northland and Tairawhiti.

International Connections

Budget 2008 provides extra funding for the Ministry of Foreign Affairs and Trade and New Zealand Trade and Enterprise to strengthen our links with the rest of the world.  This includes:

•             Globally competitive firms: $138.9 million operating plus $26.1 million capital to provide increased support to New Zealand firms operating internationally, and boost market access for firms operating at home.

•             Improve our international profile: $26.6 million to support New Zealand’s participation at the 2010 Shanghai Expo to build a distinct New Zealand profile to a new and large audience.

Environmental Sustainability

The threat of global climate change presents very real challenges for our country, and this Government is taking firm action to create a more sustainable nation.  Budget 2008 builds on that work with the New Zealand Fast Forward Fund and other initiatives including:

•             Energy efficiency: $23.3 million operating and $22.4 million capital over four years towards energy efficiency investments, including funding for EnergyWise Homes projects and upgrading state houses ($4 million operating is in contingency and does not appear in the table above).

•             Rotorua lakes: $43.9 million over four years to contribute to a ten-year plan to clean up the most seriously degraded Rotorua lakes.  In total, the Government has committed $72.1 million over ten years.

•             NZ Emissions Trading Scheme: $37.4 million over five years (including 2007/08) plus $5.6 million capital funding to deliver the Emissions Trading Scheme and link it to international markets.

Further initiatives within the Economic Transformation theme include:

•             Eden Park: Budget 2008 will fund $164.6 million towards the redevelopment of Eden Park to host the 2011 Rugby World Cup.

•             Improving biosecurity management: $13.2 million in 2007/08 operating and $10.1 million capital for the National Animal Identification and Traceability and FarmsOnLine systems, which provide comprehensive information on rural properties, animal identification and traceability.

National Identity

New Zealanders are succeeding on the world stage and here at home we are more confident about who we are and the direction we want our country to take.  We are a strong nation, keen to protect our clean and green identity, and proud that we are doing our part to promote development, trade, non-proliferation and political stability around the world.

This Government supports our national identity with significant commitments for the arts and broadcasting, support for Maori culture and significant new funding for the New Zealand Defence Force who have won praise around the world for their efforts in international trouble spots.

New Funding in Budget 2008

Operating

$ millions, GST exclusive	2007/08	2008/09	2009/10	2010/11	2011/12	4 yr total
Preserving our Unique Heritage	12.0	18.0	11.5	14.6	14.1	58.2
Reconciliation	2.0	5.6	6.5	6.3	6.2	24.7
Developing Arts and Culture	—	18.6	16.9	16.9	13.8	66.2
New Zealand in the World	—	98.3	119.7	131.6	143.4	493.0
Other National Identity Initiatives	(74.0)	88.0	11.7	6.6	6.5	112.8
Total Operating	(60.0)	228.4	166.4	176.1	183.9	754.9

Capital

$ millions, GST exclusive	2007/08	2008/09	2009/10	2010/11	2011/12	4 yr total
Preserving our Unique Heritage	3.5	19.4	29.1	36.1	10.6	95.3
Reconciliation	—	1.2	2.0	1.0	0.3	4.4
New Zealand in the World	—	—	20.3	12.7	—	32.9
Other National Identity Initiatives	0.3	1.1	11.9	0.1	—	13.1
Total Capital	3.8	21.7	63.3	49.8	10.9	145.7

Preserving our Unique Heritage

Budget 2008 has a range of initiatives to invest in our unique culture and preserve our heritage.

Other initiatives include:

•             Mataatua Whare: $7 million (in 2007/08 to 2008/09) to erect and restore the1870s Mataatua Whare, a rare example of a 19th century meeting house, in Whakatane.

•             Maintaining services: $12 million to maintain services at Te Papa, and $7.7 million to maintain and improve the New Zealand Historic Places Trust.

Reconciliation

Budget 2008 commits $24.7 million in operating and $4.4 million in capital to Maori and Treaty initiatives, including:

•             Treaty settlements: $5.3 million to help the Office of Treaty Settlements meet the 2020 settlement deadline.

•             Maori Trustee: $19.4 million and $4.4 million capital to increase the services of the Maori Trustee, which generates income for Maori land owners, and protects and manages the interests of Maori clients and their land or other resources.

Developing Arts and Culture

Budget 2008 makes significant investments in protecting and celebrating our unique culture and values:

•             Culture: $7 million to develop a Wharewaka, or Maori cultural venue, on the Wellington waterfront and $10.9 million to maintain services at Radio New Zealand.

•             Arts: $4.4 million to support the NZ Symphony Orchestra and $27.8 million to set up a Screen Production Incentive Fund.

•             Racing: $9 million over the next three years to provide assistance to the racing industry and boost feature race stakes.

New Zealand in the World

Budget 2008 strengthens New Zealand’s international presence:

•             Defence: The Defence Funding Package will invest $276.4 million to develop military and organisational capability.

•             Foreign Affairs: $165.2 million operating and $32.9 million capital will strengthen the capacity of the Ministry of Foreign Affairs and Trade, including boosting international work on climate change and building effective institutions in the Pacific and Asia.

•             Antarctic: $960,000 to fund the development of a wind farm at Scott and McMurdo bases.

Other

Further initiatives across the National Identity theme are:

•             Protecting the conservation estate: $13 million to maintain the capability of the Department of Conservation.

•             Pest control: $5.3 million to control the threat of weeds and animal pests on conservation and Crown land.

•             Ocean survey: $5.6 million over two years to fund an ocean survey in the Bay of Islands, to collect geographical and biological information on the marine environment.

Government’s Finances at a Glance

Economic Story

After a decade-long expansion, growth is expected to slow

New Zealand has enjoyed the longest period of economic growth since World War II, the lowest unemployment in a generation and household incomes, wages and profits are all increasing strongly.

Economic activity over the year ahead is expected to slow owing to a reduction in house prices, drought, and the higher cost and lower availability of credit.  The economy is expected to show early signs of recovery from 2009.  Annual CPI inflation is expected to exceed or remain near the top of the 1%-3% target band.

International and domestic uncertainty

There is a risk of more negative and widespread effects coming from weakness in the US economy.  The Australian and Asian economies remain relatively strong supporting New Zealand’s export prices.  However, the household and corporate sectors will find it more difficult than it has been recently to obtain credit.

Domestic conditions (eg, house prices) could decline more sharply and reduce residential investment and consumption.  This will be offset by the ongoing strength in the labour market and tax cuts.

Fiscal Position

Prudent fiscal management pays off

While the economy is expected to slow, a decade of strong surpluses and prudent fiscal management have enabled us to deliver a significant programme of personal tax reductions without putting the sustainability of New Zealand’s economy at risk.  As a result:

•             the operating balance before gains and losses (OBEGAL) will fall close to zero for a number of years but will remain in surplus, and

•             the ratio of gross sovereign-issued debt (excluding Reserve Bank settlement cash) to GDP will rise from its current level of around 18%, but will remain consistent with our long-term fiscal objective of being broadly stable around 20%.

Financial assets continue to exceed financial liabilities

In 2006, the Government moved into a net asset positive position owing to our ongoing efforts:

•             to reduce debt, hence minimising the finance costs that the current and future Government will have to repay, and

•             to build up assets in the NZ Superannuation (NZS) Fund that will help to address the challenges arising from an ageing population.

Figure 4 – OBEGAL excl NZS Fund net revenue

Source: The Treasury

Figure 5 – GSID excl Settlement Cash and Net Debt

Source: The Treasury

Essential Facts for all Taxpayers

Where do my taxes go?

The payslip below shows what a person on $45,000 is paying in taxes and where those taxes go.

Three key points that are worth noting:

JOHN SMITH

PAY PERIOD	16/5/2008 TO 22/5/2008
Annual Salary	$45,000
Weekly Salary	$865.00
ACC levy	$12.00
Tax goes to:	$186.00
- Health	$36.90
- Benefits and Working for Families	$33.70
- Education	$29.70
- NZ Superannuation	$22.70
- Capital (excl. Transport)

•    The biggest areas of government spending are health, education, benefits (including Working for Families), NZ Superannuation and infrastructure spending.

•             Increasing spending in any of the areas above would only be affordable by either raising taxes or borrowing, and therefore increasing debt.  Both of these options would cost taxpayers more than they are paying now.  Borrowing would force future taxpayers to pay more in finance costs on the debt, much like having to pay higher interest on your mortgage.  This Government has achieved low levels of debt through careful management of the economy, and we aim to continue this trend.

•             We are able to deliver a programme of personal tax cuts without cutting services because during the good times we saved surpluses, the economy continued to grow and we are now able to deliver the dividends of growth to all taxpayers.

What is the operating surplus?

Figures are for 2008/09 fiscal year

The operating surplus is the difference between operating revenue (eg, taxes) and operating expenses (eg, teachers’ wages).  OBEGAL excludes gains and losses, hence gives a more direct indication of the underlying fiscal management.

The operating surplus that is often quoted in the media relates to the Total Crown.  In other words it includes surpluses of Crown Entities such as hospitals and of State-owned Enterprises such as energy companies.  These surpluses are not available to the Government for spending under our current policy settings.

The operating surplus excludes contributions to the NZS Fund and capital spending (eg, purchases of school property).

Therefore the residual cash figure is more relevant when describing money available for additional decisions.

Is a cash deficit a concern?

Cash deficits are financed through a borrowing programme. This Government’s fiscal strategy is to maintain debt broadly stable around 20% of GDP.  This means that expenditure can exceed revenue resulting in a cash deficit, as long as it is consistent with the debt objective.

Should we worry if surplus becomes a deficit and vice versa?

The current forecasts mean that it is not unusual for operating and cash surpluses to fluctuate between deficit and surplus.  This is because forecasts for some years are close to zero, so even a slight variance can mean we move above and below zero, from deficit to surplus.  Short-term fluctuations are usual and are not a concern.

To put this in perspective, fluctuations as small as 1% amount to $500 million out of a tax base of around $50 billion.

Increase in Government Commitments between 2007/08 and 2008/09

Operating commitments

Figure 6 – Increase in Government operating commitments from 2007/08 to 2008/09

Source: The Treasury

In the next financial year Government decisions will lead to an increase of $5.4 billion in total operating commitments. The increase is driven by:

•             Budget 2008 of $1.8 billion, including Working for Families timing changes

•             the parts of the Business Tax Package impacting on Budget 2008 ($1.1 billion)

•             personal tax cuts of $1.5 billion, and

•             changes to some well-established policies that are often indexed to inflation or are demand-driven.  Benefit indexation will increase 2008/09 by a total of $512 million, forecast changes (including KiwiSaver forecasts) by $689 million.

Capital spending committed to 2008/09

Figure 7 – Increase in Government capital commitments for 2008/09

Source: The Treasury

Total spending on capital committed by this Government for the next financial year in Budget 2008 and in previous Budgets is approximately $2.2 billion.

•             Budget 2008 has an allocation of $1.2 billion in capital projects in 2008/09.

•             In previous Budgets, this Government committed an additional $1 billion to the 2008/09 financial year. Note that while this is the amount that was budgeted for in previous years, the actual spending could vary depending on the timing changes made.